THE KEYW HOLDING CORPORATION
1334 Ashton Road, Suite A
Hanover, MD 21076

September 28, 2010

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mark P. Shuman, Legal Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:         The KEYW Holding Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-167608

Dear Mr. Shuman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 2:00 p.m. Eastern time on Thursday, September 30, 2010, or as soon thereafter as practicable.

In making this request, we acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE KEYW HOLDING CORPORATION

/s/ Leonard E. Moodispaw
Leonard E. Moodispaw
President and Chief Executive Officer